UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eksportfinans ASA

File No. 333-140456 - CF#23582

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       Eksportfinans ASA submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 6-K filed on May 8, 2009.

       Based on representations by Eksportfinans ASA that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 99.9   through September 11, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Christian Windsor
                         Special Counsel